VOCANA, INC.
SUBSCRIPTION
AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [EFFECTIVE DATE] by and between Vocana, Inc., a Delaware corporation (the "Company"), and the undersigned investor (the "Investor").

RECITALS

A. The Company is conducting an offering designed to raise up to $1,069,999.94 through the sale and issuance of its common stock ("Stock") to investors who satisfy the qualification requirements for exemption of the offering under Regulation CF and who complete and execute this Agreement and the investment paperwork required by Wefunder, who serves as the Company's investment intermediary in the offering (the "Offering").

B. The Investor desires to participate in the Offering and is entering into this Agreement in order to effectuate its purchase of Stock pursuant to the terms and conditions of this Agreement.

AGREEMENTS

NOW, THEREFORE in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth in this Agreement, the parties hereby agree as follows:

1. **Subscription**

The Company is selling 793,484 shares of Common Stock in exchange for a purchase price of $1.37 per share, upon the terms and conditions set forth herein, excepting the first 121,951 shares that are accepted by the Company which shall receive an "early bird" discount of ten percent 10%, resulting in an "early bird" discount purchase price of one dollar twenty three cents ($1.23) per share (in either event, the "purchase price"). The Investor subscribes for ___[SHARES] shares of Stock (the "Shares").

The Company will not raise more than $1,069,999.94 in the Offering.

   a) The Shares shall be deemed granted when (i) the Investor executes and delivers this Agreement to the Company, (ii) the Company executes this Agreement, and (iii) the Investor pays to the Company the purchase price for the Subscription specified. The Investor's failure to pay the purchase price for the Subscription shall be a default under this Agreement.

   b) The Investor understands and agrees that the Company has the right, at its sole discretion, to accept or reject the Subscription, in whole or in part, for any or no reason and that the Subscription shall be deemed to be accepted by the Company only when this Agreement is signed by the Company.

2. Investor's Representations and Warranties

The Investor understands that the Shares will be issued without registration based upon exemptions under the Securities Act of 1933, as amended (the "Securities Act"), and in reliance upon certain exemptions from registration under state securities and/or blue sky laws, and that such reliance is based in part on the representations set forth below. The Investor hereby represents and warrants to the Company as follows:

a) If the Investor's:

  i. Annual income or net worth, individually or jointly with a spouse, is less than $107,000, then the Investor has not invested in Regulation Crowd funding offerings within the prior 12- month period, inclusive of the Offering, more than the greater of (A) $2,200,or (B) 5.0% of the greater of the Investor's annual income or net worth.

  ii. Annual income and net worth, individually or jointly with a spouse, arc equal to or greater than $107,000, then the Investor has not invested in Regulation Crowdfunding offerings within the prior 12-month period, inclusive of the Offering, more than the greater of 10% of the greater of the Investor's annual income or net worth

b) The Shares are being purchased for investment for the Investor's account and not with a view to distribution. No other person, entity, or anybody else has an interest in the Shares, and the Investor has not offered or sold the Shares to any other person, entity, or anybody else, within the meaning of the Securities Act. The Investor has no present intention of dividing the Shares with others or of reselling or otherwise disposing of all or any portion thereof.

c) The Investor, together with the Investor's representatives, if any, has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Company and is able to bear the economic risks of an investment in the Shares for an indefinite period of time, including, but not limited to, the risk of loss of the Investor's entire investment in the Company.

d) The Investor has had the opportunity to ask questions of representatives of the Company and receive answers concerning the Company and the terms and conditions of an investment in the Company, and has had access to all information that the Investor believes is necessary or desirable in connection with evaluating an investment in the Company.

e) The Investor has full power and authority to execute and deliver this Agreement. This Agreement has been duly and validly executed and delivered by the investor and constitutes the legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms subject to bankruptcy insolvency, reorganization, and other similar laws affecting the rights and remedies of creditors generally.

f) The Company has made available to the Investor copies of the Offering Documents (as defined in the Offering). The Investor has not been furnished any offering literature other than this Agreement and the Offering Documents and has relied only on the information contained therein.

g) The Investor is not relying on (and will not at any time rely on) any communication (written or oral) of the Company as investment advice or as a recommendation to purchase the Shares, it being understood that information and explanations related to the terms and conditions of the Shares and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Shares. The Investor is solely relying on the experience and due diligence investigation of the Investor and/or his/her representatives.

h) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the Investor regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Shares is suitable and appropriate for the undersigned.

i) The Investor represents and warrants that the foregoing representations and warranties, along with the acknowledgements in Section 3, below, will be true and correct upon the Company's acceptance of the Subscription. If any of the foregoing representations and warranties, or any of the acknowledgements in Section 3, below, becomes untrue prior to the Company's acceptance of the Subscription, the Investor will immediately notify the Company in writing of the same.

3. Acknowledgments

The Investor understands and acknowledges that:

a) The Shares have not been registered or qualified under the Securities Act or any state securities laws in reliance upon exemptions from the registration requirements of such laws, and the Shares may not be sold, transferred or otherwise disposed of by the Investor except in compliance with the registration requirements of such laws or pursuant to available exemptions from registration. The Investor has no immediate right to require registration of the Shares under the Securities Act or state securities laws, and there is no assurance that any trading market in the Shares will develop. The offer and sale of the Shares has not been approved or disapproved by the United States Securities and Exchange Commission or any state regulatory authority, and any representation to the contrary is unlawful.

b) There is no market for the Shares, it is unknown whether a market for the Shares will ever develop, and, accordingly, the Investor may have to hold the Shares for an indefinite period of time.

c) The Company has directed the Investor to seek independent advice regarding the tax consequences of the Investor's purchase of the Shares and that the Investor has not relied on either the Company or counsel to the Company with respect to such tax consequences.

d) None of the Company, its directors or officers, or any other person has represented, warranted, promised or guaranteed any return on the Shares.

e) PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

f) THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

g) THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

h) Any certificates representing the Shares, if any, will be imprinted with a legend in substantially the followingform:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE TN ACCORDANCE WTTH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURJTIES ACT AND SUCH OTHER APPLICABLE LAWS."

Any certificates representing the Shares, if any, will also be imprinted with the additional legends provided in the Offering Documents.

4. **Indemnification**

The Investor agrees to indemnify and hold the Company and its directors, officers, agents, employees, representatives, affiliates and controlling persons harmless from and against any and all loss, damage or liability (including but not limited to reasonable attorneys' and expert witness fees and disbursements in connection with any investigation, enforcement action, trial or appeal) due to or arising out of any untruth, inaccuracy or breach of any representation, warranty or covenant of the Investor in this Agreement.

5. **Lead Investor; Power of Attorney; Proxy**

a) The Company has appointed **Steve Schmitz** (the "Lead Investor"). The Lead Investor will (i) exercise all voting power of the Shares, including all Shares held by the Investor, and (ii) sign all Offering Documents and other Company documents on behalf of the Investor. **The Investor acknowledges and agrees that, as a result of the foregoing, its investment in the Company will be entirely passive and it will have no individual voting or governance rights with respect to the Company or the Shares.**

b) The Investor hereby grants to the Lead Investor (with full power of substitution) a power of attorney, making, constituting and appointing the Lead Investor as the Investor's attorney-in-fact, with power and authority to act in the Investor's name and on Investor's behalf to execute, acknowledge, file and swear to the execution, acknowledgment and filing of the Offering Documents as well as any other documents as shall be necessary or appropriate to create, operate, wind up and dissolve (including any amendments to the Offering Documents made in accordance with the Offering Documents) the Company in accordance with the terms of the Offering Documents and applicable law. This power of attorney is given to secure the obligations of the Investor pursuant to this Agreement and the Offering Documents and is deemed to secure a proprietary interest of the Company is irrevocable, and shall survive the death or legal incapacity of the Investor.

c) The Investor hereby irrevocably constitutes and appoints the Lead Investor as the Investor's true and lawful proxy, for and in the Investor's name, place, and stead to vote the Shares owned by the Investor, whether directly or indirectly, beneficially or of record, now owned or hereafter acquired, with respect to any matter on which the Shares are entitled to vote. The foregoing proxy shall include the right to sign the Investor's name (as shareholder of the Company) to any consent, certificate or other document relating to the Company that applicable law may permit or require, to cause the Shares to be voted in connection with any matter. The Company and the Investor each agree that any certificate representing the Shares a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO AN IRREVOCABLE PROXY (A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY) AND BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE THE HOLDER OF THIS CERTIFICATE SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL OF THE PROVISIONS OF SAID PROXY."

6. Risk Factors

An investment in the Company involves significant risks and is designed only for sophisticated investors who are able to bear the economic risk of a complete loss of their investment in the Company. Prospective investors should carefully consider the following risk factors, among other things, in making their investment decision. There can be no assurance that the Company will be able to achieve its investment objectives or will generate any returns for investors. By executing this Agreement, the Investor certifies that the Investor has carefully reviewed and fully understands the risks of an investment in the Company, including each of the risk factors described in this Section 7.

a) Investment Risks.

      i. *Speculative Nature of Investment.* The Company will use the proceeds of the Offering as working capital for its music app and related business (the "Business"). While the Company believes that the Business is potentially profitable, all investments in any start up company, especially ones in the music industry, including the Business, are speculative in nature, and the possibility of partial or total loss of capital exists. Investors should not invest in the Company unless they can readily bear the consequences of such loss.

      ii. *Ability to Obtain Financing.* The Company is seeking to raise up to $1,069,999.94 through the sale and issuance of Stock to investors. The Company currently believes that amount will provide sufficient working capital for the Company to develop its Business in the manner envisioned by the Company's management.However, there is no assurance that (A) the targeted amount will be sufficient to develop the Business in the manner envisioned by the Company's management, or (B) the Company will be able to raise the full targeted amount. ff either the targeted amount ends up being insufficient to develop the Business in the manner envisioned by the Company's management or the Company is unable to raise the full targeted amount, the quality, appeal, reach, and profitability of the Business may suffer, resulting in reduced returns to investors, or no returns to investors at all.

      iii. *Lack of Diversification.* All of the Company's assets will be committed to the development and operation of the Business. As a result, the Company will lack diversification in its assets and the potential profitability of the Company (and therefore the Shares) will be limited solely to the profitability of the Business, which could be adversely affected by many factors, including, among other things, a downturn it the music industry.

      iv. *Indefinite Term/or Investment.* The Company is a private entity with no immediate plans to sell the Company or offer the Company's securities on a freely-tradeable public exchange. As a result, investments in the Shares are highly illiquid and investors must be prepared to bear a long-term investment with potentially no liquidity option.

      v. *Economic and Business Conditions.* Changes in economic conditions, industry conditions, tax laws and innumerable other factors can affect substantially and adversely the business and prospects of the Company and, accordingly the Shares. None of these conditions will be within the control of the Company. Accordingly, the ultimate value of the Business could be less than the purchase price. If the Business fails to appreciate in value, then holders of Shares could lose some or all of their investment.

b) Company Risks.

      i. *Limited Operating History.* The Company was formed in 2021 and has only a limited operating history upon which an investor can base its prediction of future success or failure. Similarly, neither the Company nor its management is able to predict whether the Company will be profitable or able to produce any investment returns to investors.

      ii. *No Assurance of Profits or Dividends.* There is no assurance that the Business will be profitable or that any dividends will be paid to investors. Any return on investment to the investors will depend ultimately on the success of the Business. The value of the Business will depend on many factors beyond the control of the Company. The expenses of the Company may exceed its income and investors could lose the entire amount of their investment.

iii. *Limited Governance Rights.* Although the investors will have certain rights specifically granted to them in the Company's governing documents, they will be limited rights with respect to the management and control of the Company. In addition, any voting, management, and control rights provided to investors will be exercised by and at the discretion of a "Lead Investor" appointed by the Company, as described in Section 6, and therefore investors will have no individual voting, management, or control rights. No person should purchase any Shares unless such person is willing to entrust all aspects of the Business to the Company's management and such other professionals as are engaged by the Company.

c) Industry Risks.

i. *Music Industry.* The Business primarily consists of creation, marketing and distribution of content, business applications and programming about and surrounding the music industry. The factors dictating the success or failure of a venture in that industry are complex, diverse, and unpredictable, and include trends and general economic conditions. There can be no assurance that conditions in the music industry will be or will remain favorable to the Business and unfavorable conditions in the industry or economy generally could severely damage the Company's profitability and returns to investors.

ii. Operating Risks. The success of enterprises such as the Business are subject to many operating risks that are outside of the Company's control, including (A) the popularity of the activities in which the Company's products are used, (B) the negotiation of favorable prices and terms for the production of the Company's products, (C) the ability of the Company to produce, market and derive revenue from its productions, (D) cost overruns in marketing, production, or other areas, (E) competition in the music industry and app market, (F) the Company's ability to hire and retain qualified personnel, and (G) the risk of litigation claims against the Company, including claims for employment and/or intellectual property related issues and claims, customer claims relating to their use of the Company's productions, promotions and/or products, etc. Each these risks, among other things, could substantially impact the Company's profitability and returns to investors.

7. Miscellaneous

a) (a) Notices. All notices permitted or required by this Agreement shall be in writing, and shall be deemed to have been delivered and received (i) when personally delivered, (ii) on the third business day after the date on which deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested1 (jii) on the date on which transmitted by facsimile or email producing a tangible receipt evidencing a successful transmission or delivery or (iv) on the next business day after the date on which deposited with a nationally-recognized private courier (e.g., FedEx, UPS OHL, etc.) for overnight delivery, addressed to the party for whom intended at the following addresses, or such other addresses, notice of which has been delivered in a manner permitted by this Section 8(a):

If to the Company:

Vocana, Inc.
c/o James Knight
2184 Wood Ridge Dr.
Wadsworth, OH 44281
jim@vocana.com

If to the Investor:

To the address set forth on the Investor's Wefunder profile.

b) <u>Governing Law; Jurisdiction; Venue.</u> This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any legal matter regarding this Agreement shall be brought exclusively in an Ohio state court or a U.S. federal court located in Akron, Ohio, and the parties hereto irrevocably consent to such jurisdiction and venue.

c) <u>Integration; Amendment; Assignment.</u> This Agreement, together with the Offering Documents, constitutes the entire agreement of the parties relating to the subject matter hereof. There are no promises, terms, conditions obligations, or warranties other than those contained in this Agreement and the Offering Documents. This Agreement may not be amended or assigned except in a writing executed by the parties.

d) <u>Waiver.</u> No provision of this Agreement shall be deemed to have been waived unless such waiver is in writing signed by the waiving party. No failure by any party to insist on the strict performance of any provision of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach, of such provision or of any provision. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision of this Agreement or a waiver of such provision with respect to any subsequent breach, unless expressly provided in writing.

e) <u>Counterparts.</u> This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which shall constitute one agreement, binding on all parties hereto. Delivery of an executed signature page to this Agreement by facsimile transmission, PDF, or electronic signature or similar software shall be as effective as delivery of a manually- signed counterpart of this Agreement.

f) <u>Specific Performance.</u> The parties agree that monetary damages would not compensate an injured party for a breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is adequate remedy at law for such breach or threatened breach.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Vocana, Inc
_____

Founder Signature
_____

Name: ____[FOUNDER_NAME]_____

Title: ____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited